Exhibit 99.1
CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2020	December 31 2021

Assets
Current assets:
Cash and cash equivalents		$463.8	$394.0
Accounts receivable	5	1,093.4	1,260.3
Inventories	6	1,091.5	1,697.0
Income taxes receivable		6.8	8.6
Other current assets		81.7	75.4
Total current assets		2,737.2	3,435.3

Property, plant and equipment		332.5	338.7
Right-of-use assets		101.0	113.8
Goodwill	4	198.6	324.2
Intangible assets		229.4	382.0
Deferred income taxes		39.9	47.7
Other non-current assets		25.5	25.2
Total assets		$3,664.1	$4,666.9

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	8	$99.8	$51.5
Accounts payable		854.5	1,238.3
Accrued and other current liabilities	6	553.1	884.3
Income taxes payable		51.8	62.3
Current portion of provisions		19.0	17.1
Total current liabilities		1,578.2	2,253.5

Long-term portion of borrowings under credit facility and lease obligations	8	486.1	742.9
Pension and non-pension post-employment benefit obligations		117.3	107.5
Provisions and other non-current liabilities		41.2	39.8
Deferred income taxes		32.3	60.2
Total liabilities		2,255.1	3,203.9

Equity:
Capital stock	9	1,834.2	1,764.5
Treasury stock	9	(15.7)	(48.9)
Contributed surplus		974.5	1,029.8
Deficit		(1,368.8)	(1,255.6)
Accumulated other comprehensive loss		(15.2)	(26.8)
Total equity		1,409.0	1,463.0
Total liabilities and equity		$3,664.1	$4,666.9

Commitments and Contingencies (note 14).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2020	2021	2020	2021

Revenue	3	$1,386.6	$1,512.1	$5,748.1	$5,634.7
Cost of sales	6	1,272.8	1,370.0	5,310.5	5,147.7
Gross profit		113.8	142.1	437.6	487.0
Selling, general and administrative expenses (SG&A)		59.4	65.5	230.7	245.1
Research and development		8.4	10.6	29.9	38.4
Amortization of intangible assets		6.0	8.7	25.6	25.5
Other charges	10	4.5	7.4	23.5	10.3
Earnings from operations		35.5	49.9	127.9	167.7
Finance costs	8	9.1	8.3	37.7	31.7
Earnings before income taxes		26.4	41.6	90.2	136.0
Income tax expense (recovery)	11
Current		3.7	4.4	32.9	40.9
Deferred		2.6	5.3	(3.3)	(8.8)
		6.3	9.7	29.6	32.1
Net earnings for the period		$20.1	$31.9	$60.6	$103.9

Basic earnings per share		$0.16	$0.26	$0.47	$0.82
Diluted earnings per share		$0.16	$0.26	$0.47	$0.82

Shares used in computing per share amounts (in millions):
Basic		129.1	124.8	129.1	126.7
Diluted		129.1	124.8	129.1	126.7

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
		2020	2021	2020	2021

Net earnings for the period		$20.1	$31.9	$60.6	$103.9
Other comprehensive income (loss), net of tax:
Items that will not be reclassified to net earnings:
Gains (losses) on pension and non-pension post-employment benefit plans	7	(9.1)	9.3	(9.3)	9.3
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations		3.1	(1.6)	4.3	(7.7)
Changes from currency forward derivatives designated as hedges		7.7	3.1	8.5	(13.5)
Changes from interest rate swap derivatives designated as hedges		2.3	3.2	(4.4)	9.6
Total comprehensive income for the period		$24.1	$45.9	$59.7	$101.6

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 9)	Treasury stock (note 9)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2020		$1,832.1	$(14.8)	$982.6	$(1,420.1)	$(23.6)	$1,356.2
Capital transactions	9
Issuance of capital stock		2.2	—	(2.2)	—	—	—
Repurchase of capital stock for cancellation(b)		(0.1)	—	(15.0)	—	—	(15.1)
Purchase of treasury stock for stock-based plans		—	(19.1)	—	—	—	(19.1)
Equity-settled stock-based compensation (SBC)		—	18.2	9.1	—	—	27.3
Total comprehensive income (loss):
Net earnings for the period		—	—	—	60.6	—	60.6
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans	7	—	—	—	(9.3)	—	(9.3)
Currency translation differences for foreign operations		—	—	—	—	4.3	4.3
Changes from currency forward derivatives designated as hedges		—	—	—	—	8.5	8.5
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	(4.4)	(4.4)
Balance -- December 31, 2020		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions	9
Issuance of capital stock		0.3	—	(0.1)	—	—	0.2
Repurchase of capital stock for cancellation(c)		(70.0)	—	41.6	—	—	(28.4)
Purchase of treasury stock for SBC plans(d)		—	(54.4)	—	—	—	(54.4)
Equity-settled SBC		—	21.2	13.8	—	—	35.0
Total comprehensive income (loss):
Net earnings for the period		—	—	—	103.9	—	103.9
Other comprehensive income (loss), net of tax:
Gains on pension and non-pension post-employment benefit plans	7	—	—	—	9.3	—	9.3
Currency translation differences for foreign operations		—	—	—	—	(7.7)	(7.7)
Changes from currency forward derivatives designated as hedges		—	—	—	—	(13.5)	(13.5)
Changes from interest rate swap derivatives designated as hedges		—	—	—	—	9.6	9.6
Balance -- December 31, 2021		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0

(a)  Accumulated other comprehensive loss is net of tax.
(b) Includes $15.0 accrued as of December 31, 2020 for the estimated contractual maximum of permitted subordinate voting share (SVS) repurchases for cancellation (Contractual Maximum) under an automatic share purchase plan (ASPP) executed in December 2020 (December 2020 Accrual), described in note 9.
(c) We paid $35.9 to repurchase SVS for cancellation during 2021, offset in part by the reversal of the December 2020 Accrual. Also includes $7.5 accrued as of December 31, 2021 for the estimated Contractual Maximum of SVS purchases for cancellation under an ASPP executed in December 2021. See note 9.
(d) Includes $33.8 accrued as of December 31, 2021 for the estimated Contractual Maximum of SVS purchases to settle awards under our SBC plans under an ASPP executed in December 2021. See note 9.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Year ended
		December 31		December 31
	Note	2020	2021	2020	2021

Cash provided by (used in):
Operating activities:
Net earnings for the period		$20.1	$31.9	$60.6	$103.9
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		30.8	34.8	124.7	126.3
Equity-settled employee SBC expense	9	5.1	9.2	25.8	33.4
Other charges	10	0.1	3.9	2.5	2.5
Finance costs		9.1	8.3	37.7	31.7
Income tax expense		6.3	9.7	29.6	32.1
Other		0.5	(4.3)	10.0	15.2
Changes in non-cash working capital items:
Accounts receivable		31.6	(47.7)	(40.7)	(102.4)
Inventories		113.7	(207.5)	(99.3)	(521.9)
Other current assets		6.6	(4.4)	(0.5)	(11.5)
Accounts payable, accrued and other current liabilities and provisions		(170.7)	236.2	117.0	556.9
Non-cash working capital changes		(18.8)	(23.4)	(23.5)	(78.9)
Net income tax paid		(3.5)	(4.3)	(27.8)	(39.4)
Net cash provided by operating activities		49.7	65.8	239.6	226.8

Investing activities:
Acquisition of PCI Private Limited, net of cash acquired	4	—	(314.7)	—	(314.7)
Purchase of computer software and property, plant and equipment		(19.2)	(14.4)	(52.8)	(52.2)
Proceeds related to the sale of assets		0.4	0.1	1.8	2.6
Net cash used in investing activities		(18.8)	(329.0)	(51.0)	(364.3)

Financing activities:
Borrowings under revolving loans	8	—	220.0	—	220.0
Repayments under revolving loans	8	—	(220.0)	—	(220.0)
Borrowings under term loans	8	—	365.0	—	365.0
Repayments under term loans	8	—	(145.0)	(121.9)	(175.0)
Payment of lease obligations		(5.8)	(10.0)	(33.7)	(40.0)
Issuance of capital stock		—	0.1	—	0.2
Repurchase of capital stock for cancellation	9	(0.1)	—	(0.1)	(35.9)
Purchase of treasury stock for stock-based plans	9	(6.0)	(20.6)	(19.1)	(20.6)
Finance costs paid(a)	8	(6.6)	(9.5)	(29.5)	(26.0)
Net cash provided by (used in) financing activities		(18.5)	180.0	(204.3)	67.7

Net increase (decrease) in cash and cash equivalents		12.4	(83.2)	(15.7)	(69.8)
Cash and cash equivalents, beginning of period		451.4	477.2	479.5	463.8
Cash and cash equivalents, end of period		$463.8	$394.0	$463.8	$394.0
(a) Finance costs paid include debt issuance costs paid of $3.6 in the quarter and year ended December 31, 2021 (quarter and year ended December 31, 2020 — nil and $0.6, respectively).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended December 31, 2021 (Q4 2021 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at December 31, 2021 and our financial performance, comprehensive income and cash flows for the three months and year ended December 31, 2021 (referred to herein as Q4 2021 and FY 2021, respectively). The Q4 2021 Interim Financial Statements should be read in conjunction with our 2020 audited consolidated financial statements (2020 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2020. The Q4 2021 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q4 2021 Interim Financial Statements were authorized for issuance by our board of directors on January 26, 2022.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of coronavirus disease 2019 and related mutations (COVID-19) and materials constraints), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of our financial statements for each quarter of 2021 and 2020 include those relating to, among other things: the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and our eligibility for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) recognized (see note 13). For Q4 2021, our estimates included the determination of the fair values of assets acquired and liabilities assumed in connection with a business combination, measured on a preliminary basis. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable (A/R) and/or inventories, any of which could have a material impact on our financial performance and financial condition. However, we determined that no significant revisions to our estimates, judgments or assumptions were required during any quarter in 2021 or 2020. While we continue to believe the COVID-19 pandemic and materials constraints to be temporary, the situation remains dynamic and their impact on our financial performance and financial condition, including their impact on overall customer
1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
demand, and/or our ability to fulfill customer demand, cannot be reasonably estimated at this time. However, we continue to believe that our long-term estimates and assumptions are appropriate.

Accounting policies:

The Q4 2021 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2020 AFS, and the recently adopted accounting standard discussed below.

Recently adopted accounting standard:

Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9 (Financial Instruments), IAS 39 (Financial Instruments: Recognition and Measurement), IFRS 7 (Financial Instruments: Disclosures), IFRS 4 (Insurance Contracts) and IFRS 16 (Leases)):

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. The amendments complement those issued in September 2019 and focus on the effects on financial statements when a company replaces a previous interest rate benchmark with an alternative benchmark rate as a result of Interbank Offered Rates (IBOR) reform. We adopted the Phase 2 amendments as of January 1, 2021. As of December 31, 2021, the adoption of the Phase 2 amendments had no significant impact on the Q4 2021 Interim Financial Statements. See note 12 for further details. We will continue to monitor relevant developments and will evaluate the impact of the Phase 2 amendments on our consolidated financial statements as IBOR reform progresses.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 26 to our 2020 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended December 31				Year ended December 31
	2020		2021		2020		2021
		% of total		% of total		% of total		% of total
ATS	$513.2	37%	$632.8	42%	$2,086.3	36%	$2,315.1	41%
CCS	873.4	63%	879.3	58%	3,661.8	64%	3,319.6	59%
Communications end market revenue as a % of total revenue		43%		39%		42%		40%
Enterprise end market revenue as a % of total revenue		20%		19%		22%		19%
Total	$1,386.6		$1,512.1		$5,748.1		$5,634.7

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended December 31				Year ended December 31
	Note	2020		2021		2020		2021
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$20.0	3.9%	$35.4	5.6%	$69.7	3.3%	$105.0	4.5%
CCS segment income and margin		30.0	3.4%	38.9	4.4%	129.3	3.5%	128.9	3.9%
Total segment income		50.0		74.3		199.0		233.9
Reconciling items:
Finance costs	8	9.1		8.3		37.7		31.7
Employee stock-based compensation (SBC) expense		5.1		9.2		25.8		33.4
Amortization of intangible assets (excluding computer software)		4.9		7.8		21.8		22.5
Other charges	10	4.5		7.4		23.5		10.3
IFRS earnings before income taxes		$26.4		$41.6		$90.2		$136.0

Customers:

In Q4 2021, no individual customer represented 10% or more of total revenue (fourth quarter 2020 (Q4 2020) — two customers individually, both CCS segment customers). No individual customer represented 10% or more of total revenue in either FY 2021 or in the year ended December 31, 2020 (FY 2020).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Recently, revenue from our Enterprise end market has decreased in the first quarter of the year compared to the previous quarter, and then increased in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITIONS

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The agreement governing the acquisition of PCI includes a customary post-closing net working capital adjustment (WCA). The purchase price for PCI was $314.7, net of $11.4 of cash acquired, and including a preliminary net WCA (which is subject to finalization in the first quarter of 2022). The purchase price was funded with a combination of cash and borrowings of $220.0 under the revolving portion of our credit facility (see note 8).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Details of our preliminary purchase price allocation in the year of acquisition are as follows:

PCI
Accounts receivable and other current assets	$68.9
Inventories	83.6
Property, plant and equipment	22.8
Customer intangible assets	173.4
Other non-current assets	6.9
Goodwill	126.0
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(37.5)
$314.7

Acquired assets and liabilities are recorded on our consolidated balance sheet at their fair values as of the date of acquisition. We expect to finalize our purchase price allocation by the end of the first quarter of 2022, once the WCA has been finalized, and the work of third-party consultants in estimating the fair values of acquired intangible assets (customer intangible assets) has been completed.

Had the acquisition occurred on January 1, 2021, the PCI acquisition would have contributed less than 10% to our consolidated revenue and net earnings for the year.

Newly-recognized customer intangible assets from the acquisition will be amortized on a straight line basis over an estimated useful life of 10 years. As a result, our amortization of intangible assets will increase by approximately $17 annually. Goodwill from the acquisition arose primarily from specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. Such goodwill is attributable to our ATS segment and is not tax deductible.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets will be measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants will be primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (described in note 21 to the 2020 AFS) were used in the valuation of the foregoing assets.

We recorded Acquisition Costs (defined in note 10) of $1.1 and $4.8 during Q4 2021 and FY 2021, respectively, related to our acquisition of PCI.

5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We entered into an agreement in March 2020 with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This one-year agreement provides for automatic annual one-year extensions, and was extended in March 2021. This agreement may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. We are required to comply with covenants, including those relating to the fulfillment of payment obligations and restrictions on the sale, assignment or creation of liens, with respect to A/R sold under this agreement. At December 31, 2021 and December 31, 2020, we were in compliance with these covenants. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
On November 1, 2021, upon consummation of our acquisition of PCI, we commenced participation in an SFP pertaining to a PCI customer. As a result, as of December 31, 2021, we participate in three SFPs (one with a CCS segment customer and two with ATS segment customers), pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. We utilize the SFPs to substantially offset the effect of extended payment terms required by these customers on our working capital for the period. Under our SFPs, the third-party banks collect the relevant receivables directly from these customers.

At December 31, 2021, we sold $45.8 of A/R (December 31, 2020 — $119.7) under our A/R sales program, and $98.0 of A/R under our three SFPs, including $21.5 of A/R under the PCI customer's SFP (December 31, 2020 — $65.3 under two SFPs).
The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At December 31, 2021, our A/R balance included $253.5 of contract assets (December 31, 2020 — $231.8) recognized as revenue in accordance with our revenue recognition accounting policy.

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $1.8 and $4.9 for Q4 2021 and FY 2021, respectively (Q4 2020 — $1.6; FY 2020 — $17.0).
We receive cash deposits from certain of our customers for working capital purposes, and to cover our risk of excess or obsolete inventory, including to help cover higher inventory levels carried to help mitigate the current constrained materials environment. Such deposits as of December 31, 2021 totaled $434.0 (December 31, 2020 — $174.7), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

To mitigate the actuarial and investment risks of our defined benefit pension plans, we purchase annuities from time to time (using existing plan assets) from third party insurance companies for certain, or all, plan participants. The purchase of annuities by the pension plan substantially hedges the financial risks associated with the related pension obligations. No such annuity purchases were made in Q4 2021 or FY 2021. In August 2020, the trustees of the defined benefit pension plan for our employees in the United Kingdom purchased annuities to hedge the pension benefits payable to newly-retired members of such plan. The annuity purchase resulted in a non-cash loss of $0.2 for Q3 2020, which we recorded in other comprehensive income (loss) (OCI) and simultaneously re-classified to deficit.

Our pension and post-employment defined benefit plan obligations are determined based on actuarial valuations. We recognize actuarial gains or losses arising from pension and non-pension post-employment defined benefit plans in OCI and we subsequently reclassify the amounts to deficit. During Q4 2021 and FY 2021, we recognized $9.3 of net actuarial gains, net of tax (Q4 2020 and FY 2020 — $9.1 of net actuarial losses, net of tax), relating to such benefit plans.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
8.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which prior to the amendment described below, provided a term loan in the original principal amount of $350.0 (Initial Term Loan) and a term loan in the original principal amount of $250.0 (First Incremental Term Loan), each of which was scheduled to mature in June 2025, and a $450.0 revolving credit facility (Revolver) that was scheduled to mature in June 2023. On December 6, 2021, the credit agreement was amended (as so amended, the Credit Facility) primarily: (i) to provide a new term loan (Second Incremental Term Loan) in the original principal amount of $365.0 (all of which was drawn on the amendment date); (ii) to increase the commitments under the Revolver to $600.0 and extend its maturity date (see below), (iii) to ease certain covenant restrictions; and (iv) to include specified LIBOR successor provisions (see note 12). The Initial Term Loan and the Second Incremental Term Loan are collectively referred to as the Term Loans.

Borrowings under the Revolver bear interest at, depending on the currency of the borrowing and our election for such currency, LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Second Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Second Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 12 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the December 2021 Credit Facility amendment, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged between 0.35% and 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the First Incremental Term Loan bore interest at LIBOR plus 2.5%.

The Initial Term Loan was unchanged by the December 2021 amendment to the Credit Facility, and continues to mature in June 2025. The Second Incremental Term Loan and the Revolver each mature on: March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case they each mature on December 6, 2026.

The Second Incremental Term Loan requires quarterly principal repayments (commencing in the quarter ended March 31, 2022) of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, and the First Incremental Term Loan required quarterly principal repayments of $0.625, all of which (in each case) were paid by the end of the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (ECF) for the prior fiscal year. A mandatory prepayment of $107.0 (ECF Amount) was required in the second quarter of 2020 (Q2 2020) under this provision, and was paid during the first half of 2020 (described below). No such prepayments based on 2020 ECF were required in 2021, or will be required in 2022 based on 2021 ECF. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2020 net cash proceeds were required in 2021, or will be required in 2022 based on net cash proceeds for 2021. Any outstanding amounts under the Revolver are due at maturity.

In the first quarter of 2021 (Q1 2021), we repaid an aggregate of $30.0 under the First Incremental Term Loan. On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the purchase price for our November 2021 acquisition of PCI (see note 4). On December 6, 2021, upon receipt of the net proceeds from the $365.0 Second Incremental Term Loan, we repaid all remaining amounts outstanding under the First Incremental Term Loan ($145.0), terminating such loan, and repaid $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver. During the first quarter of 2020 (Q1 2020), we made the scheduled quarterly principal repayment of $0.875 under the Initial Term Loan, and also prepaid an aggregate of $60.0 under the First Incremental Term Loan. In April 2020, we prepaid $47.0 under the Initial Term Loan. These two prepayments satisfied all remaining scheduled quarterly principal repayments of the Initial Term Loan and First Incremental Term Loan prior to maturity (excess amounts were applied to remaining principal amounts outstanding thereunder), and also satisfied our obligations with respect to the ECF Amount. In June 2020, we prepaid an additional $1.5 under the Initial Term Loan and $12.5 under the First Incremental Term Loan.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Activity under our Credit Facility during 2020 and 2021 is set forth below:

	Revolver	Term loans
Outstanding balances as of December 31, 2019	$—	$592.3
Amount repaid in Q1 2020	—	(60.9)
Amount repaid in Q2 2020	—	(61.0)
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021	—	(30.0)
Amounts borrowed in Q4 2021	220.0	365.0
Amount repaid in Q4 2021	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4

At December 31, 2021 and December 31, 2020, we were in compliance with all restrictive and financial covenants under the Credit Facility.

The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under interest rate swaps; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 12)
	December 31 2020	December 31 2021	December 31 2020	December 31 2021
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$295.4	$295.4	$175.0	$100.0
First Incremental Term Loan	175.0	—	100.0	—
Second Incremental Term Loan	—	365.0	—	100.0
Total	$470.4	$660.4	$275.0	$200.0
Total borrowings under Credit Facility	$470.4	$660.4
Unamortized debt issuance costs related to our term loans (1)	(7.2)	(4.6)
Lease obligations	122.7	138.6
	$585.9	$794.4
Current and long-term portion of Credit Facility and lease obligations:
Current portion	$99.8	$51.5
Long-term portion	486.1	742.9
	$585.9	$794.4

(1) We incur debt issuance costs upon execution and amendment of the Credit Facility. Debt issuance costs incurred in Q4 2021 and FY 2021 in connection with our Revolver totaling $2.2 (nil and $0.3 in Q4 2020 and FY 2020, respectively) were deferred as other assets on our consolidated balance sheets and are amortized on a straight line basis over the term (or remaining term, as applicable) of the Revolver. Debt issuance costs incurred in Q4 2021 and FY 2021 in connection with our Term Loans totaling $1.8 (nil in each of Q4 2020 and FY 2020) were deferred as long-term debt on our consolidated balance sheets and are amortized over their respective terms using the effective interest rate method. In December 2021, we accelerated the amortization of $2.6 of unamortized deferred financing costs related to the termination of the First Incremental Term Loan, which we recorded in other charges (see note 10).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

L/Cs, surety bonds and overdraft facilities:	December 31 2020	December 31 2021
Outstanding L/Cs under the Revolver	$21.3	$21.0
Outstanding L/Cs and surety bonds outside the Revolver	20.2	27.1
Total	$41.5	$48.1
Available uncommitted bank overdraft facilities	$162.7	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and SFPs, and interest expense on our lease obligations, net of interest income earned.

9.             CAPITAL STOCK

SVS Repurchase Plans:
On November 19, 2020, the TSX accepted our notice to launch a normal course issuer bid (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we were permitted to repurchase for cancellation under the 2020 NCIB was reduced by the number of SVS purchased in the open market during the term of the 2020 NCIB to satisfy delivery obligations under our SBC plans. As part of the 2020 NCIB process, we from time-to-time entered into automatic share purchase plans (ASPPs) with a broker, that allowed the broker to purchase our SVS in the open market on our behalf (for cancellation under the 2020 NCIB), including during any applicable trading blackout periods (ASPP Purchases), up to specified daily quantities at specified prices through the term of each ASPP.
In each of December 2020, March 2021, and June 2021 we entered into ASPPs, each of which have since expired. At December 31, 2020, we had accrued $15.0, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum) under the December 2020 ASPP (2.0 million SVS). This accrual was reversed in Q1 2021. No repurchases were made under the December 2020 ASPP prior to its expiration in January 2021. For each of the March 2021 and June 2021 ASPPs, we accrued the Contractual Maximum under the respective ASPPs (which were subsequently reversed). Repurchases of 1.7 million SVS (for cancellation) were made under the March 2021 and June 2021 ASPPs during FY 2021.

On December 2, 2021, the TSX accepted our notice to launch a new normal course issuer bid (2021 NCIB). The 2021 NCIB allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. The maximum number of SVS we are permitted to repurchase for cancellation under the 2021 NCIB will be reduced by the number of SVS we purchase in the open market during the term of the 2021 NCIB to satisfy delivery obligations under our SBC plans (see below). As of December 31, 2021, approximately 8.3 million SVS remain available for repurchase under the 2021 NCIB either for cancellation or SBC delivery purposes.

In December 2021, we entered into an ASPP (NCIB ASPP) with a broker, that allows the broker to purchase on our behalf (for cancellation under the 2021 NCIB), during specified dates, including during any applicable trading blackout periods, up to the NYSE and TSX daily maximums (subject to certain conditions) at specified share prices. At December 31, 2021, we recorded an accrual of $7.5 (NCIB Accrual), representing the estimated Contractual Maximum (0.7 million SVS) under the NCIB ASPP. As of December 31, 2021, 0.0036 million SVS were repurchased under the NCIB ASPP. In December 2021, we entered into an additional ASPP (SBC ASPP) with a broker, that allows the broker to purchase on our behalf (for delivery obligations under our SBC plans), during specified dates (including during any applicable trading blackout periods), and subject to certain

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
conditions, up to 3.7 million SVS. At December 31, 2021, we recorded an accrual of $33.8 (SBC Accrual), representing the estimated Contractual Maximum (3.0 million SVS) under the SBC ASPP. As of December 31, 2021, 0.7 million SVS were repurchased under the SBC ASPP.

SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2020	2021	2020	2021
Aggregate cost(1) of SVS repurchased for cancellation (2)	$0.1	$0.04	$0.1	$35.9
Number of SVS repurchased for cancellation (in millions) (3)	0.0062	0.0036	0.0062	4.37
Weighted average price per share for repurchases	$7.45	$10.97	$7.45	$8.21
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)(4)	$6.0	$20.6	$19.1	$20.6
Number of SVS repurchased for delivery under SBC plans (in millions) (5)	0.9	1.9	2.9	1.9
(1) Includes transaction fees.
(2) For Q4 2020 and FY 2020, excludes an accrual of $15.0 we recorded at December 31, 2020, representing the estimated Contractual Maximum under the December 2020 ASPP. For Q4 2021 and FY 2021, excludes the $7.5 NCIB Accrual.
(3) Includes 0.0036 million and 1.7 million ASPP Purchases of SVS for cancellation in Q4 2021 and FY 2021, respectively (there were no ASPP Purchases in Q4 2020 or FY 2020).
(4) For Q4 2021 and FY 2021, excludes the $33.8 SBC Accrual.
(5) Includes 0.7 million ASPP Purchases for SBC delivery obligations in Q4 2021 and FY 2021 (there were no ASPP Purchases in Q4 2020 or FY 2020).

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At December 31, 2021, the broker held 1.4 million SVS with a value (excluding the SBC Accrual) of $15.1 (December 31, 2020 — 2.4 million SVS with a value of $15.7) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 2.8 million SVS held by the broker (including additional SVS purchased during the year) to settle SBC awards that vested during FY 2021.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. The portion of our expense that relates to performance-based compensation is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. Based on reviews of the status of the non-market performance vesting condition and modifier, we recorded $2.4 and $8.4 in expense reversals in Q4 2020 and FY 2020, respectively, to reflect reductions in the estimated number of PSUs expected to vest at the end of January 2021. No significant adjustments were recorded in Q4 2021 or FY 2021 with respect to PSUs expected to vest at the end of January 2022. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Information regarding RSU, PSU, DSU and stock option grants to employees and directors, as applicable, for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2020	2021	2020	2021
RSUs Granted:
Number of awards (in millions)	0.1	0.3	2.4	3.0
Weighted average grant date fair value per unit	$6.49	$10.59	$8.60	$8.36

PSUs Granted:
Number of awards (in millions, representing 100% of target)	—	1.0	1.7	2.9
Weighted average grant date fair value per unit	$—	$10.78	$9.88	$9.49

DSUs Granted:
Number of awards (in millions)	0.04	0.03	0.20	0.12
Weighted average grant date fair value per unit	$8.07	$11.13	$5.64	$8.98

Stock Options Granted:
Number of awards (in millions)	—	0.09	—	0.09
Weighted average grant date fair value per option	$—	$4.22	$—	$4.22

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended December 31		Year ended December 31
	2020	2021	2020	2021
Employee SBC expense in cost of sales	$2.2	$3.6	$11.1	$13.0
Employee SBC expense in SG&A	2.9	5.6	14.7	20.4
Total	$5.1	$9.2	$25.8	$33.4

Director SBC expense in SG&A (1)	$0.5	$0.6	$2.0	$2.1
(1) Expense consists of the director compensation to be settled with SVS, or SVS and cash, as elected by each director.

10.             OTHER CHARGES (RECOVERIES)

	Three months ended December 31		Year ended December 31
	2020	2021	2020	2021
Restructuring (a)	$6.8	$2.4	$25.8	$10.5
Transition Costs (b)	—	0.9	—	1.2
Credit Facility-related charges (c)	—	3.0	—	3.0
Acquisition Costs (Recoveries) and Other (d)	(2.3)	1.1	(2.3)	(4.4)
	$4.5	$7.4	$23.5	$10.3
Annual Impairment Assessment:
We review the carrying amount of goodwill, intangible assets, property, plant and equipment, and right-of-use (ROU) assets for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount of such assets, or the related CGU or CGUs, may not be recoverable. If any such indication exists, we test the carrying amount of such assets or CGUs for impairment. No triggering events occurred during FY 2020 or FY 2021 (however, refer to paragraph (a) below for a description of write-downs of specified assets during such periods in connection with our restructuring activities). In addition to an assessment of triggering events during the year, we conduct an annual impairment assessment of CGUs with goodwill in the

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
fourth quarter of each year to correspond with our annual planning cycle (Annual Impairment Assessment). During each of Q4 2020 and Q4 2021, we performed our Annual Impairment Assessment of CGUs with goodwill and determined that there was no impairment, as the recoverable amount of such CGUs exceeded their respective carrying values.

(a)    Restructuring:

During Q4 2021, we recorded restructuring charges of $2.4. During FY 2021, we recorded net restructuring charges of $10.5 (Q4 2020 and FY 2020 — $6.8 and $25.8 of restructuring charges, respectively). Our restructuring activities for Q4 2021 and FY 2021 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

In Q4 2021, we recorded cash restructuring charges of $1.5 and non-cash restructuring charges of $0.9. In FY 2021, we recorded cash restructuring charges of $9.8 and net non-cash restructuring charges of $0.7 (consisting of non-cash restructuring charges of $1.5 and non-cash restructuring recoveries of $0.8). The cash charges consisted primarily of employee termination costs, and the non-cash charges consisted primarily of the write-down of equipment related to disengaged programs. The non-cash recoveries for FY 2021 primarily reflect gains on the sale of surplus equipment. We recorded cash charges of $6.7 and $23.3 in Q4 2020 and FY 2020, respectively, primarily for employee termination costs, and non-cash charges of $0.1 and $2.5, respectively, reflecting the write-down of right-of-use assets in connection with vacated properties, resulting in part from sublet recoveries that were lower than the carrying value of the related assets, offset by gains on the disposition of surplus equipment in Q4 2020. Non-cash charges for FY 2020 also included the write-down of certain equipment related to disengaged programs in Q1 2020. At December 31, 2021, our restructuring provision was $6.1 (December 31, 2020 — $4.7), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs:

We incurred Transition Costs (defined in note 16(c) to the 2020 AFS) of $0.9 and $1.2 during Q4 2021 and FY 2021, respectively (nil in each of Q4 2020 and FY 2020) pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network.
(c)    Credit Facility-related charges:

Credit facility-related charges in Q4 2021 consist primarily of a $2.6 charge to accelerate the amortization of unamortized deferred financing costs upon termination of the First Incremental Term Loan in connection with our December 2021 amendment to the Credit Facility. See note 8 for a discussion of such amendment.

(d)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries), and are recorded in other charges in our consolidated statement of operations. We recorded Acquisition Costs of $1.1 and $7.3 during Q4 2021 and FY 2021, respectively, related in each case to acquisition activities, including the acquisition of PCI (see note 4), offset in part (in FY 2021) by $1.2 of releases recorded in Q1 2021 related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC. We recorded $0.2 of Acquisition Costs in Q4 2020 and FY 2020 related to potential acquisitions.

Other consists of legal recoveries of nil in Q4 2021 and $10.5 in FY 2021 ($2.5 in Q4 2020 and FY 2020) in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

11.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, tax incentives, deferred tax asset recognition and changes in our provisions related to tax uncertainties.
Our Q4 2021 net income tax expense of $9.7 included favorable tax impacts related to the geographical mix of our profits, a $1.5 deferred tax recovery recorded in connection with the revaluation of certain temporary differences using the future effective tax rate of our Thailand subsidiary in connection with the upcoming transition from a 100% income tax exemption to a 50% exemption in 2022 under an applicable tax incentive (Revaluation Impact) and a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from certain of our Chinese subsidiaries (Repatriation Expense). Our FY 2021 net income tax expense of $32.1 was favorably impacted by a $7.6 Revaluation Impact, largely offset by a $6.0 Repatriation Expense. Taxable foreign exchange impacts were not significant in either Q4 2021 or FY 2021.

For Q4 2020, our net income tax expense of $6.3 included an $11.8 withholding tax accrual associated with the then-anticipated repatriation of undistributed earnings from certain of our Chinese and Thai subsidiaries, offset in large part by the following favorable impacts: (i) $4.1 in return-to-provision (RTP) adjustments, (ii) the recognition of $2.6 of previously unrecognized deferred tax assets (DTA Recognition) of our Japanese subsidiary, and (iii) $4.5 in favorable foreign exchange impacts (Currency Impacts) arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar (our functional currency). For FY 2020, our net income tax expense of $29.6 included $18.3 of tax expenses relating to current and future withholding taxes associated with repatriations of undistributed earnings from certain of our Chinese and Thai subsidiaries that occurred in FY 2020 or were then-anticipated to occur in the foreseeable future, offset in large part by the favorable impact of the $4.1 in RTP adjustments, the $2.6 DTA Recognition, $5.1 in favorable Currency Impacts, arising primarily from the strengthening of the Chinese renminbi relative to the U.S. dollar, and a $5.7 reversal of tax uncertainties in certain of our Asian subsidiaries in Q1 2020.

12.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for a portion of the borrowings under our Term Loans. At December 31, 2021, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (reflecting our exercise of a partial cancellation option described below), and additional interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings effective upon such expiration through June 2024 and (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Second Incremental Term Loan, which expire in December 2023. Prior to the repayment in full of the First Incremental Term Loan on December 6, 2021 (see note 8), we had interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings thereunder, which were scheduled to expire in December 2023. As the First Incremental Term Loan and the Second Incremental Term Loan have the same interest rate risk, these interest rate swaps continued, and now cover $100.0 of outstanding borrowings under the Second Incremental Term Loan. In September 2021, we exercised our option to cancel $75.0 of the notional amount of the interest rate swaps covering the Initial Term Loan (increasing the unhedged amount thereunder by a corresponding amount). See note 21 to the 2020 AFS for additional detail regarding these interest rate swap agreements, including our exercise in

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
December 2020 of an option to cancel $75.0 of the notional amount of the interest rate swaps covering the First Incremental Term Loan (increasing the unhedged amount thereunder by a corresponding amount).

At December 31, 2021, the interest rate risk related to $460.4 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($195.4 under the Initial Term Loan and $265.0 under the Second Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 8.

At December 31, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $6.9, consisting of aggregate unrealized gains of $0.5 for certain of our swaps, which we recorded in other non-current assets, and aggregate unrealized losses of $7.4 on the remainder (December 31, 2020 — aggregate unrealized loss of $16.5 (no unrealized gains)), which we recorded in other non-current liabilities on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in OCI. The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2020 AFS. There remains uncertainty over the timing and methods of transition to such alternate rates.
We have obligations under our Credit Facility, lease arrangements and derivative instruments that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR (or for any Alternative Currency (as defined in the Credit Facility), the corresponding rate for such currency) is unavailable or being replaced (or, in the case of LIBOR borrowings under the Revolver and the Second Incremental Term Loan, at our joint election with the administrative agent), then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility accruing interest at LIBOR will convert to Base Rate loans. Other LIBOR Agreements do not specify a successor rate, nor specify when the benchmark change will occur. Those LIBOR Agreements will require future amendment. While we expect that reasonable alternatives to LIBOR will be implemented in advance of its cessation date, we cannot assure that this will be the case. If LIBOR is no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. In addition, hedge ineffectiveness could result due to the cessation of LIBOR, in particular where our interest rate swap agreements transition using a different spread adjustment as compared to the underlying hedged debt. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be. Our A/R sales program and three customers SFPs were indexed to LIBOR, and have migrated to alternative benchmark rates with predetermined spreads in January 2022 and October 2021, respectively.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at December 31, 2021 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at December 31, 2021.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

	Canadian dollar	Euro	Thai baht	Chinese renminbi	Malaysian ringgit
Cash and cash equivalents	$3.6	$9.2	$0.8	$16.9	$3.4
Accounts receivable	7.8	39.3	—	19.6	8.4
Income taxes and value-added taxes receivable	14.1	1.0	10.5	6.5	4.4
Other financial assets	—	2.0	0.5	0.6	1.6
Pension and non-pension post-employment liabilities	(84.8)	(0.6)	(19.7)	(1.2)	—
Income taxes and value-added taxes payable	(1.2)	(0.3)	(5.9)	(14.2)	(0.4)
Accounts payable and certain accrued and other liabilities and provisions	(88.7)	(39.2)	(32.5)	(56.7)	(28.7)
Net financial assets (liabilities)	$(149.2)	$11.4	$(46.3)	$(28.5)	$(11.3)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. At December 31, 2021, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$195.5	$0.79	12	$0.6
Thai baht	109.9	0.03	12	(1.0)
Malaysian ringgit	48.8	0.24	12	0.2
Mexican peso	23.5	0.05	12	0.2
Chinese renminbi	55.2	0.15	12	1.2
Euro	20.6	1.14	4	0.6
Romanian leu	40.6	0.23	12	(1.1)
Singapore dollar	27.8	0.74	12	—
Japanese yen	11.6	0.0088	4	0.5
Korean won	6.0	0.0008	4	—
Total	$539.5			$1.2

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				$(2.2)
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				3.4
				$1.2
At December 31, 2021, the aggregate fair value of our outstanding contracts was a net unrealized gain of $1.2 (December 31, 2020 — net unrealized gain of $23.3), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date.

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in FY 2020 or FY 2021. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
were made to our allowance for doubtful accounts during Q4 2021, FY 2021 or the respective prior year periods in connection with our ongoing assessments and monitoring initiatives.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 5 and 8. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R (although there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell), and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.
13.     COVID-19 GOVERNMENT SUBSIDIES

We determined that we qualified for COVID Subsidies during 2021 and 2020 from various government authorities, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. Due to changes in legislation, however, we did not apply for further COVID Subsidies under the CEWS after June 2021. For Q4 2021 and FY 2021, we determined that we qualified for an estimated aggregate of approximately nil and $11 of COVID Subsidies, respectively, which we recognized as a reduction to the related expenses in cost of goods sold (Q4 2021 — nil; FY 2021 — $8) and SG&A (Q4 2021 — nil; FY 2021— $3) in our consolidated statement of operations. For Q4 2020 and FY 2020, we determined that we qualified for an estimated aggregate of approximately $8 and $34 of COVID Subsidies, respectively, which we recognized as a reduction to the related expenses in cost of goods sold (Q4 2020 — $7; FY 2020 — $27) and SG&A (Q4 2020 — $1; FY 2020 — $7) in our consolidated statement of operations.

14.         COMMITMENTS AND CONTINGENCIES

Litigation and Other Matters:
In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain research and development expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. We received lower re-assessments for 2007 and 2008 during Q1 2020 in response to our initial appeal, and in Q4 2021, the MCTIC accepted our appeal in respect of 2006 resulting in no adjustment to our original filing position for such year. We intend to continue to appeal the original assessments for 2009 and the re-assessments for 2007 and 2008. See note 25 to the 2020 AFS for further details. As of December 31, 2021, the assessments and re-assessments, including interest and penalties, total approximately 12 million Brazilian real (approximately $2 at period-end exchange rates) for all such years, reduced from original assessments totaling approximately 39 million Brazilian real (approximately $7 at period-end exchange rates).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
In Q3 2021, the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

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